Filed by Valley Forge Scientific Corp.
              Pursuant to Rule 425 promulgated under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended
                                  Subject Company: Valley Forge Scientific Corp.
                                                 Commission File No.: 333-125521


VALLEY FORGE SCIENTIFIC CORP.               SYNERGETICS, INC.
136 Green Tree Road                         3845 Corporate Centre Drive
Suite 100                                   St. Charles, Missouri  63304
Oaks, Pennsylvania  19456                   (636) 939-5100
(610) 666-7500                              http://www.synergeticsusa.com
http://www.vlfg.com                         Attn:  Pamela G. Boone,
Attn:  Jerry L. Malis, President                   Chief Financial Officer
       and CEO


          VALLEY FORGE SCIENTIFIC CORP. AND SYNERGETICS, INC. ANNOUNCE
            PROGRESS TOWARD COMPLETION OF PENDING MERGER TRANSACTION

OAKS, PA and ST. CHARLES, MO, June 10, 2005 -- Valley Forge Scientific Corp. (NASDAQ: VLFG; BSE: VLF) and Synergetics, Inc., a privately-held corporation, announced today that Valley Forge's Form S-4 registration statement for the pending merger transaction between the parties was filed with the Securities and Exchange Commission (SEC) on June 3, 2005. The merger remains subject to satisfaction of a number of additional closing conditions including the effectiveness of the Form S-4 registration statement and the necessary shareholder approvals. The merger is anticipated to close in the third calendar quarter of 2005.

Pursuant to the merger, Synergetics' shareholders will be entitled to receive 15,973,912 shares of Valley Forge common stock, or approximately 66 percent of the combined company's outstanding shares on a fully diluted basis. The companies believe that the combination of the complementary, non-overlapping product lines and distribution networks of the two companies will result in a combined company that can generate improved long-term operating and financial results and establish a stronger competitive position in the industry. They further believe that the combination of Synergetics' unique capabilities in the design and manufacture of microsurgical hand instruments and Valley Forge's unique capabilities in bipolar electrosurgical generators will provide the combined company with the ability to broaden the markets for products of both entities and increase its penetration in existing markets.

Upon completion of the merger, Gregg D. Scheller, the current President and Chief Executive Officer of Synergetics, will be the President and Chief Executive Officer of the combined company. Kurt W. Gampp, Jr., the current Chief Operating Officer of Synergetics, will be the Chief Operating Officer of the combined company. Jerry L. Malis, the current Chief Executive Officer of Valley Forge, will the Executive Vice President and Chief Scientific Officer of the combined company.

In addition, Synergetics has hired Pamela G. Boone, who has public company experience, to serve as its Chief Financial Officer. Ms. Boone joined Synergetics in May 2005 from Maverick Tube Corporation, a Missouri-based company and leading North American producer of welded tubular steel products used in energy and industrial applications, where she most recently served as Vice President, Treasurer and acting Chief Financial Officer. Ms. Boone will serve as the combined company's Chief Financial Officer following the merger.

About Synergetics, Inc.

Synergetics designs, manufactures and markets medical devices for use in ophthalmic surgery and neurosurgery. Synergetics' products are designed and manufactured to support micro or minimally invasive surgical procedures. In
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addition to Synergetics' surgical devices and equipment, it also designs and manufactures disposable and non-disposable supplies and accessories for use with such devices and equipment. Synergetics sells its products primarily to hospitals, clinics and surgeons in approximately 70 countries.

About Valley Forge Scientific

Valley Forge is a medical device company that develops, manufactures and sells medical devices for use in surgery and other healthcare applications. Its core business involves the sale of bipolar electrosurgical generators and other generators, based on its DualWaveTM technology, and complementary instrumentation and disposable products. Their current line of products is used in neurosurgery, spine surgery, pain control and in dental applications.


IMPORTANT ADDITIONAL INFORMATION FILED OR TO BE FILED WITH THE SEC

As stated above, Valley Forge has filed with the SEC a registration statement on Form S-4 (Registration No. 333-125521) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. This material is not a substitute for the definitive joint proxy statement/prospectus that Valley Forge will file with the SEC in connection with the transaction. Investors and security holders are urged to read the definitive joint proxy statement/prospectus, which will contain important information including detailed risk factors, when it becomes available.

Investors and security holders will be able to obtain free copies of the definitive joint proxy statement/prospectus (when available) and other documents filed with the SEC by Valley Forge through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the definitive joint proxy statement/prospectus (when available) and other documents filed with the SEC from Valley Forge by contacting Investor Relations for Valley Forge at 610-666-7500, or from Synergetics by contacting Pamela G. Boone, Chief Financial Officer, at 636-939-5100.

Valley Forge and Synergetics, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. The interests of Valley Forge's and Synergetics' respective directors and executive officers in the solicitations with respect to the transaction will be more specifically set forth in the definitive joint proxy statement/prospectus to be filed with the SEC, which will be available free of charge as indicated above.

Forward-Looking Statements

Some statements in this announcement may be "forward-looking statements" for the purposes of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words such as "believe," "expect," "anticipate," "plan," "potential," "continue" or similar expressions. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements, including but not limited to: (i) the possibility that the transaction will not close or that the closing may be delayed, (ii) the challenges and costs of combining the operations and personnel of Synergetics with Valley Forge; (iii) the ability to attract and retain highly qualified employees; (iv) competitive factors, including pricing pressures; (v) reaction of customers of Valley Forge and Synergetics and end-users of their products and related risks of maintaining pre-existing relationships of Valley Forge and Synergetics; (vi) fluctuating currency exchange rates; (vii) adverse changes in general economic or market conditions; and (viii) other one-time events and other important factors disclosed previously and from time to time in Valley Forge's filings with the SEC and to be more specifically set forth in the definitive joint proxy statement/prospectus to be filed by Valley Forge with the SEC. Valley Forge and Synergetics disclaim any obligation to update any forward-looking statements after the date of this release to reflect new information, future events or otherwise.